Exhibit 99.177
CONSENT OF EXPERT
I, Dr. Anoush Ebrahimi, of Wardrop Engineering Inc., do hereby consent to the use of the following report and to the use of my name in connection with such report, which is being filed as an exhibit to, and incorporated by reference into, the registration statement on Form 40-F of Thompson Creek Metal Company Inc. (formerly Blue Pearl Mining Ltd.) being filed with the United States Securities and Exchange Commission
“Report to: Endako Mines, British Columbia Canada — Mine Planning and Reserve Estimate"
dated August 23, 2007.
October 30, 2007
/s/ Dr. Anoush Ebrahimi